UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025 (Report No. 2)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On October 21, 2025, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) issued a press release titled “Inspira Appoints Former Johnson & Johnson Senior Business Manager as VP of Global Sales and New Board Member from a Leading International Investment Firm,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first, second and third paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-266748, 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565 and 333-290162), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on October 21, 2025, titled “Inspira Appoints Former Johnson & Johnson Senior Business Manager as VP of Global Sales and New Board Member from a Leading International Investment Firm.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: October 21, 2025	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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